EXHIBIT 21
The Boeing Company Subsidiaries

Name	Place of Incorporation
Astro Limited	Bermuda
Astro-II, Inc.	Vermont
Aviall, Inc.	Delaware
Boeing Defence UK Limited	United Kingdom
Boeing Aircraft Holding Company	Delaware
Boeing Australia Holdings Proprietary Limited	Australia
Boeing Aerospace Operations, Inc.	Delaware
Boeing Defence Australia Ltd	Australia
Boeing Deutschland GmbH	Germany
Boeing Distribution Services, Inc.	Delaware
Boeing Distribution, Inc.	Delaware
Boeing Europe B.V.	Netherlands
Boeing Global Holdings Corporation	Delaware
Insitu, Inc.	Washington
Boeing International Logistics Spares, Inc.	Delaware
Boeing Netherlands B.V.	Netherlands
Spirit AeroSystems Holdings, Inc.	Delaware
Spirit AeroSystems, Inc.	Delaware
In accordance with Item 601(b)(21) of Regulation S-K, the company has omitted from this Exhibit the names of its subsidiaries which, considered in the aggregate or as a single subsidiary, do not constitute a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X.